UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934


                                   Tousa Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)
--------------------------------------------------------------------------------

                                  Common Stock
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    878483106
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                  Jeffrey Ruiz
                                Deutsche Bank AG
                        c/o Deutsche Bank Securities Inc.
                                 60 Wall Street
                               New York, NY 10005
                                 (212) 250-3667

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)


                                October 26, 2007

             (Date of Event which Requires Filing of this Statement

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The Information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Cusip No. 878483106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank AG
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                     WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Germany
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                              39,551,813
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                          39,551,813
                     --------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              39,551,813
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Cusip No. 878483106
--------------------------------------------------------------------------------
1     NAME OF REPORTING PERSON
      S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Deutsche Bank Trust Company Americas
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

      (a) [ ]
      (b) [ ]
--------------------------------------------------------------------------------
3     SEC USE ONLY

--------------------------------------------------------------------------------
4     SOURCE OF FUNDS                                                        WC
      (See Item 3)
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS

      IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)                            [ ]
--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION
      Delaware
--------------------------------------------------------------------------------
                      7     SOLE VOTING POWER

                              39,551,813
                      ----------------------------------------------------------
NUMBER OF             8     SHARED VOTING POWER
SHARES
BENEFICIALLY
OWNED BY              ----------------------------------------------------------
EACH                  9     SOLE DISPOSITIVE POWER
REPORTING
PERSON                          39,551,813
                     --------------------------------------------------------
                           10 SHARED DISPOSITIVE POWER

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

              39,551,813
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
      [ ]
--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      39.9%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON

      BK
--------------------------------------------------------------------------------

Item 1.   Security and Issuer

        This statement on Schedule 13D (this "Statement") relates to shares of common stock, par value $0.01 per share (the "Common Stock"), of Tousa Inc.(the "Issuer"). The address of the principal executive offices of the issuer is 4000 placeHollywood Boulevard, Suite 500 N, placeCityHollywood, StateFlorida PostalCode33021.

Item 2.   Identity and Background

This Statement is being filed by Deutsche Bank Trust Company Americas ("DBTCA")and Deutsche Bank AG ("Deutsche Bank", together with DBTCA, the "Reporting Persons" and each, a "Reporting Person"). A joint filing agreement has been filed as Exhibit 1 to this Statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

 (b The address of the principal place of business of Deutsche Bank is Taunusanlage 12, 60325 Frankfurt, Federal Republic of Germany. The address of the principal office of Deutsche Bank Trust Company Americas is 60 Wall Street, New York, New York 10005.

 (c) and (f) The principal business of the Reporting Persons and the name, business address, principal occupation or employment and citizenship of each of the executive officers, directors, controlling persons and trustees, as applicable of each of the Reporting Persons and each corporation and other person ultimately in control of the Reporting Persons are set forth on Schedule 1 to this Statement which is incorporated herein.

Set forth on Schedule 1 to this Statement, and incorporated herein by reference, is a list of the executive officers and directors of Deutsche
Bank and Deutsche Bank Trust Americas that contain the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name and business address of each corporation or organization in which each such employment is conducted; and (iv) citizenship.


(d) and (e) During the last five years, none of the Reporting Persons and, to the best knowledge of the Reporting Person, none of the persons named on
Schedule 1 to this Statement has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

On or about July 31, 2007, Deutsche Bank AG, through its Deutsche Bank Trust Company Americas ("DBTCA") affiliate, acquired 77,200 shares of 8% Series A Convertible Pay-in-Kind Preferred Stock of the issuer pursuant to that certain Settlement and Release Agreement (Senior Mezzanine) dated June 29, 2007 among DBTCA, the issuer, and the other parties thereto in consideration for the cancellation, satisfaction, retirement or termination of debt held by such persons and releases by such persons of the issuer and certain other persons from liability. The Settlement and Release Agreement (Senior Mezzanine) is included as an exhibit to this Schedule 13D and the information contained therein is incorporated by reference in answer to this item.

The holders of the convertible preferred stock are entitled at any time after October 26, 2007(the date the conversion price was established)and before the mandatory redemption date of July 1, 2015, subject to prior optional redemption or repurchase, to convert any or all of their shares of convertible preferred stock into shares of Common Stock at the conversion price per share pursuant to, and subject to the restrictions, limitations, and other provisions in, the certificate of designation of the convertible preferred stock. The amount of shares of Common Stock to be delivered shall be the accreted value of the shares of convertible preferred stock delivered for conversion divided by the conversion price of $1.61, subject to adjustment as set forth in the certificate of designation. The accreted value of the convertible preferred stock is the liquidation preference of the shares being redeemed and any other accrued and unpaid dividends whether or not declared. The initial liquidation preference of the convertible preferred stock is $1,000 per share, subject to adjustment. The conversion price, the number of shares of Common Stock which Deutsche Bank AG is deemed to beneficially own, and the percentage of such class represented by such ownership first became ascertainable on dateMonth10Day26Year2007October 26, 2007 at the expiration of such period. The certificate of designation of the convertible preferred stock is included in this Schedule 13D as an exhibit and the information contained therein is incorporated by reference in answer to this item.

As part of the same settlement, the Issuer issued warrants (the "Stock Purchase Warrants") in two tranches exercisable into the Common Stock at exercise prices based on a share price of $4.25 (established on October 26, 2007 based on the average trading price of the Common Stock during a designated period) multiplied by 1.25 in the case of one tranche (the "Lower Strike Stock Purchase Warrants") or 1.50 in the case of the other tranche (the "Higher Strike Stock Purchase Warrants"). On or about July 31, 2007, Deutsche Bank AG through its DBTCA affiliate acquired 5,045,662 Lower Strike Stock Purchase Warrants and 5,045,662 Higher Strike Stock Purchase Warrants pursuant to that certain Settlement and Release Agreement (Junior Mezzanine) dated June 29, 2007 among DBTCA, the issuer, and the other parties thereto in consideration for the cancellation, satisfaction, retirement or termination of debt held by such persons and releases by such persons of the issuer and certain other persons from liability. The Settlement and Release Agreement (Junior Mezzanine) is included as an exhibit to this Schedule 13D and the information contained therein in incorporated by reference in answer to this item.

The holders of the Stock Purchase Warrants are entitled to at any time after October 26, 2007(the date on which the exercise prices were established) to and including July 31, 2012 to exercise the Stock Purchase Warrants into shares of Common Stock at their respective exercise prices per share pursuant to, and subject to the restrictions, limitations, and other provisions in, the Warrant Purchase Stock Certificate. The exercise price, the number of shares of Common Stock which Deutsche Bank AG is deemed to beneficially own, and the percentage of such class represented by such ownership first became ascertainable on dateMonth10Day26Year2007October 26, 2007. The information contained in the Stock Purchase Warrant Certificate is included with this Schedule 13D as an exhibit and the information contained therein is incorporated by reference in answer to this item.

Item 4.    Purpose of Transaction

The securities were acquired for investment purposes. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer or derivatives or other instruments related thereto, to dispose of, or cause to be disposed, such securities, derivatives or other instruments at any time and to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors. Except as set forth herein, the Reporting Persons do not have any plans or proposals at this time that relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.


Item 5.    Interest in Securities of the Issuer

(a) The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, the beneficial owner of any securities covered by this statement.

The reporting person declares that neither the filing of this statement nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) or 13(g) of the Act or any other purpose, (i) acting (or has agreed or is agreeing to act together with any other person) as a partnership, limited partnership, syndicate, or other group for the purpose of acquiring, holding, or disposing of securities of the issuer or otherwise with respect to the issuer or any securities of the issuer or (ii) a member of any group with respect to the issuer or any securities of the issuer.

The aggregate number and percentage of the class of securities identified pursuant to Item 1 beneficially owned by the reporting person is stated in Items 11 and 13 on the cover page(s) hereto.


Deutsche Bank AG through its affiliates owns 77,200 shares of 8% Series A Convertible Pay-in-Kind Preferred Stock convertible into 47,950,267 shares of Common Stock subject to the restrictions, limitations and other provisions in the Certificate of Designations, including the provision in Section 7(a) which provides that a holder of the preferred stock does not have the right to convert into Common Stock if, after giving effect to such conversion, that person would become the beneficial owner of greater than 39.9% of the Common Stock then outstanding. Deutsche Bank AG through its DBTCA affiliate is the owner of 5,045,662 Lower Strike Stock Purchase Warrants exercisable into 652,958 shares of Common Stock, when the prevailing market price is at $6.00 and 5,045,662 Higher Strike Stock Purchase Warrants exercisable into 494,673 shares of Common Stock, when the prevailing market price is at $7.00, subject to the limitations on exercise contained in the Stock Purchase Warrant Certificate, including the provision in Section 15 which provides that a holder of warrants does not have the right to exercise warrants into Common Stock if, after giving effect to such exercise, that person would become the beneficial owner of greater than 39.9% of the Common Stock then outstanding. Due to the binding contractual limitations in
Section 7(a) of the Certificate of Designation and Section 15 of the Stock Purchase Warrant Certificate, Deutsche Bank AG is not the beneficial owner of the shares of Common Stock in excess of 39,551,813 shares or 39.9% of the shares of Common Stock outstanding.

b) Number of shares of Common Stock as to which each reporting person has:

(i)   sole power to vote or to direct the vote:
      See Item 7 on the cover page(s) hereto.

(ii)  shared power to vote or to direct the vote:
      See Item 8 on the cover page(s) hereto.

(iii) sole power to dispose or to direct the disposition of:
      See Item 9 on the cover page(s) hereto.

(iv)  shared power to dispose or to direct the disposition of:
      See Item 10 on the cover page(s) hereto.

(c) see Item 6

(d) Other persons may have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, shares of Common Stock that may be deemed to be beneficially owned by the reporting persons.

(e)   Not applicable.

The information required to be stated or provided or otherwise called for in this statement by Item 5 of Schedule 13D, if any, with respect to any person enumerated in Instruction C of Schedule 13D is stated or provided or otherwise given herein or in Schedule 1 hereto.

Item 6. Contracts, Arrangements, Understandings, or Relationships with Respect to Securities of the Issuer

The response to Item 3 of this Schedule 13D is hereby incorporated by reference in response to this Item 6. Transactions by the Reporting Person in the Common Stock effected during the past sixty days are set forth in Schedule 2 to this
Schedule 13D.


From time to time, the Reporting Person may lend, pledge or enter into repurchase transactions relating to portfolio securities, including the Shares, to and with brokers, banks or other financial institutions. From time to time, effect, short sale transactions, and may purchase securities for the purpose of closing out short positions in such securities.

Except as set forth above, the Reporting Person does not have any contracts, arrangements, understandings or relationships with respect to any securities of the Issuer.

Item 7.    Material to be Filed as Exhibits

Exhibit   Description of Exhibit

-------------------------------------------------------------------------------------------------------------------------
10.1       Settlement and Release Agreement (Senior Mezzanine) dates as of dateMonth7Day29Year2007July 29, 2007(1)

10.2       Settlement and Release Agreement (Junior Mezzanine) dated as of dateMonth7Day29Year2007July 29, 2007(2)

10.3       Indenture relating to 14.75% Senior Subordinated PIK Election Notes due dateMonth7Day1Year2015July 1, 2015(3)

10.4       Registration Rights Agreement relating to 14.75% Senior Subordinated PIK Election Notes due
          dateMonth7Day1Year2015July 1, 2015(4)

10.5       Certificate of Designation relating to 8% Series A Convertible Pay-in-Kind Preferred Stock(5)

10.6       Registration Rights Agreement relating to 8% Series A Convertible Pay-in-Kind Preferred Stock(6)

10.7       Stock Purchase Warrant dated dateMonth7Day31Year2007July 31, 2007(7)

10.8       Registration Rights Agreement relating to Lender Stock Purchase Warrants(8)


----------


(1) Incorporated by reference to Exhibit 10.45 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

(2) Incorporated by reference to Exhibit 10.46 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

(3) Incorporated by reference to Exhibit 4.14 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

(4) Incorporated by reference to Exhibit 4.18 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

(5) Incorporated by reference to Exhibit 3.6 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

(6) Incorporated by reference to Exhibit 4.17 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

(7) Incorporated by reference to Exhibit 4.16 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

(8) Incorporated by reference to Exhibit 4.19 to the report on Form 10-Q filed by TOUSA, Inc. on dateMonth8Day9Year2007August 9, 2007 for the period ended dateMonth6Day30Year2007June 30, 2007.

                                   SIGNATURES


        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated as of November 9, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director


                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President

                                   Schedule 1

       Executive Officers, Directors, Controlling Persons and Trustees of Deutsche Bank AG and each Person Ultimately in Control of Deutsche Bank AG


        Deutsche Bank AG is organized under the laws of the Federal Republic of Germany. The principal business of Deutsche Bank AG is the provision of financial and related services. Deutsche Bank AG is the largest banking institution in the Federal Republic of Germany and is the parent company of a group consisting of banks, capital market and fund management companies, mortgage banks and property finance companies, installment financing and leasing companies, insurance companies, research and consultancy companies and other companies. Deutsche Bank AG is organized under the laws of Germany, the address of its principal place of business is Taunusanlage 12, 60325 Frankfurt, Germany.

--------------------------------------------------------------------------------
 Name                        PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT

                             BUSINESS ADDRESS
                             CITIZENSHIP
--------------------------------------------------------------------------------
Dr.Josef Ackermann           Chairman of the Management Board
                             and the Group Executive Committee,Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt,Germany

                             Citizenship: Swiss
--------------------------------------------------------------------------------
Dr.Hugo Banziger             Member of the Management Board, Deutsche Bank AG

                             Deutsche Bank AG
                             Winchester House
                             1 Great Winchester Street
                             United Kingdom

                             Citizenship: UK/Swiss
--------------------------------------------------------------------------------
Dr. Tessen von Heydebreck    Member of the Management Board, Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt,Germany

                             Citizenship: German

--------------------------------------------------------------------------------
Mr.Anthony Di Iorio          Member of the Management Board, Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt,Germany

                             Citizenship:  United States
--------------------------------------------------------------------------------
Mr.Hermann-Josef Lamberti    Member of the Management
                             Board, Deutsche Bank AG

                             Deutsche Bank AG
                             Taunusanlage 12
                             60325 Frankfurt,Germany

                             Citizenship: German
--------------------------------------------------------------------------------

                  Executive Officers, Directors, Controlling Persons of
                          Deutsche Bank Trust Company Americas.

Deutsche Bank Trust Company Americas ("DBTCA" (formerly, Bankers Trust Company)) was incorporated in New York in March, 1903. Deutsche Bank Trust Company Americas's common stock [voting stock] is 100 percent owned by Deutsche Bank Trust Corporation (("DBTC") formerly, Bankers Trust Corporation)). The Bank
originates  loans  and  other  forms  of  credit,  accepts  deposits,   arranges
financings  and  provides  numerous  other  commercial   banking  and  financial
services. DBTCA provides a broad range of financial advisory services to its clients. It also engages in the trading of currencies, securities, and bank-eligible derivatives.
--------------------------------------------------------------------------------
Name                            PRESENT PRINCIPAL OCCUPATION OR EMPLOYEMENT
                                BUSINESS ADDRESS
                                CITIZENSHIP
--------------------------------------------------------------------------------
Dr.Hugo Banziger                Member of the Board of Directors
                                Winchester House, 1 WinchesterStreet
                                London, United Kingdom
                                Citizenship: UK/SWISS
--------------------------------------------------------------------------------
Mr.George B. Beitzel            Member of the Board of Directors,
                                Office of the Secretary
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.James T. Byrne               Member of the Board of Directors,
                                Office of the Secretary
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.Richard C.S. Evans           Member of the Board of Directors,
                                60 Wall Street New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Ms.Elizabeth R. Gile            Member of the Board of Directors,
                                Office of the Secretary
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.William R. Howell            Member of the Board of Directors,
                                Office of the Secretary
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.Clyde Mitchell               Member of the Board of Directors,
                                Office of the Secretary
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.Seth H. Waugh                Member of the Board of Directors,
                                60 Wall Street New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.Scott Bowen                  Senior Officer - Chief Financial Officer
                                60 Wall Street New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr. Stuart Clarke               Senior Officer - Chief Operating Officer
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr. Eric Gallineck              Senior Officer - Compliance
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.Anthony McCarthy             Senior Officer - Group Technology and Operations
                                60 Wall Street New York, New York,10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr. Patrick McKenna             Senior Officer - Credit Risk Management
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr. Robert Khuzami              Senior Officer - General Counsel
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Ms. Donna M, Milrod             Senior Officer - Independent Control Office
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr.Seth H. Waugh                Senior Officer - Chief Executive Office
                                60 Wall Street New York, New York, 10005
                                Citizenship: US
--------------------------------------------------------------------------------
Mr. Richard Ferguson            Senior Officer - Treasurer
                                60 Wall Street
                                New York, New York, 10005
                                Citizenship: US

                            JOINT FILING AGREEMENT


        In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, each of the persons named below agrees to the joint filing of a Statement on Schedule 13D (including amendments thereto) with respect to the Common Stock, of Tousa Inc. and further agrees that this Joint Filing Agreement be included as an exhibit to such filings provided that, as contemplated by
Section 13d-1(k)(ii), no person shall be responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate. This Joint Filing Agreement may be executed in any number of counterparts, all of which together shall constitute one and the same instrument.

Dated as of November 9, 2007





                                         DEUTSCHE BANK AG

                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                                         DEUTSCHE BANK AG

                                         By: /s/ Cesar A. Coy
                                             --------------------------
                                             Name:  Cesar A. Coy
                                             Title: Assistant Vice President


                                         DEUTSCHE BANK Trust Company Americas


                                         By: /s/ Jeffrey A. Ruiz
                                             --------------------------
                                             Name:  Jeffrey A. Ruiz
                                             Title: Director

                       Schedule 2 - 60 Day Trade History

---------------------------- -------------------------- ------------------------
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
09/19/07        S            90000       2.54
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
09/18/07        B            90000       2.54
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
09/18/07        S            90000       2.54
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
09/19/07        S            90000       2.54
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
09/19/07        B            90000       2.54
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
09/19/07        B            90000       2.54
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
10/02/07        B            55550       2.00
--------------- ------------ ----------- ---------
--------------- ------------ ----------- ---------
10/02/07        S            55550       2.00
--------------- ------------ ----------- ---------